Exhibit 99.1

Jiayuan Announces Share Repurchase Program

BEIJING, December 22, 2011--- Jiayuan.com International Ltd. (“Jiayuan” or “the Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its board of directors has approved a US$10 million share repurchase program.

The program is effective immediately and permits the Company to purchase up to US$10 million of its American Depositary Shares, or ADSs, over a period of twelve months commencing from the date of this announcement. Purchases under this authorization may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions, pursuant to a plan adopted by the board of directors in accordance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act. The timing of the purchases and the amount of shares purchased will be determined by the Company’s management based on its evaluation of market conditions, trading price, applicable securities laws, and other factors. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program will be funded by the Company’s available cash balance.

“We are confident in the future of Jiayuan’s business as we continue to benefit from our clear leadership in China’s online dating industry,” said Ms. Rose Gong, chief executive officer of Jiayuan. “Jiayuan has a strong cash position currently, and we believe that this program represents an appropriate use of cash at this time.”

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch. As of September 30, 2011, Jiayuan had 50.5 million registered user accounts, with an average of 5.6 million monthly active user accounts in the third quarter of 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com